Mail Stop 3561

June 26, 2009

James J. Cleary
President and Director
El Paso Natural Gas Company
El Paso Building
1001 Louisiana Street
Houston, Texas 77002

> **Re:** **El Paso Natural Gas Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 001-02700**

Dear Mr. Cleary:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of …, page 14

1.   We note your discussion of EBIT at the top of page 16 and have the following comments:

- Based on your disclosures, you appear to define "earnings" for purposes of calculating EBIT as income from continuing operations. Please note that EBIT is defined in our Release No. 33-8176 and in Question 14 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, available on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm, and that "earnings" is intended to mean net income. If you wish to calculate your non-GAAP measure differently than described in our adopting release, you should revise its title to clearly identify the earnings measure being used. Please advise.

- Your disclosures indicate that management uses EBIT as a performance measure to assess the operating results and effectiveness of your business. In future filings, please expand your disclosure to explain in better detail the purposes for which management uses this measure to evaluate your operating performance. For example, if this measure is used to determine employees' bonuses or other compensation, you should disclose that. As another example, if you use this measure solely for informational purposes when comparing yourself to your competitors, you should disclose that. Refer to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

2.   In future filings, please consider expanding your disclosures related to material changes in the various elements which determine revenue and expense levels to provide your readers with better insight into the material factors that drove these changes. For example, your analysis of reservation and other services revenues appears to indicate that these revenues increased due to higher amounts charged and increased pipeline usage, but the extent to which changes in price versus changes in volume contributed to the total change in revenues remains unclear. As another example, your analysis of operating and general and administrative expenses indicates that these expenses increased due to increases in maintenance costs and legal costs, but the extent to which each of these specific items drove the total change in operating and general and administrative expenses remains unclear. Additionally, we believe it would be helpful to your investors if you provided some indication as to whether you expect these and other trends to continue in the future. Refer to General Instruction I(2)(a) of Form 10-K.

Notes to Consolidated Financial Statements

Note 2. Income Taxes, page 30

3.   We read that your parent company El Paso Corporation files consolidated tax returns which include your taxable income. In future filings, please disclose how you calculated the income taxes reflected in your stand-alone financial statements. If your taxes were not calculated on the separate return basis, please explain to us in reasonable detail the allocation methodology used, and tell us how you considered the guidance in Question 3 of SAB Topic 1.B.1.

Note 4. Regulatory Assets and Liabilities, page 32

4.   If any portion of your regulatory asset balance includes amounts on which you do not
        earn a current return, consider disclosing the nature and amount of each asset and its
        remaining recovery period. We believe the best practice regarding regulatory assets is to
        affirmatively indicate whether a particular regulatory asset is earning a rate of return and
        the anticipated recovery period. For regulatory assets that are not currently being
        recovered, explain supplementally why you believe they are probable of recovery in the
        future. Refer to the requirements of paragraph 20 of SFAS 71.

Note 5. Debt and Credit Facilities, page 33

5.   We note your discussion of restrictions and covenants under El Paso's credit agreement
        and your indentures and have the following comments:

        •   We note that you provide one disclosure addressing the debt covenants for both El
                Paso's credit agreement and your notes and debentures. Since it appears that you
                do not have any amounts outstanding under El Paso's credit agreement, please tell
                us how you considered separately addressing the debt covenants for this available
                but unused line of credit as compared to the debt covenants for the notes and
                debentures under which you have amounts currently outstanding, as we believe
                this would provide useful information to your investors.

        •   We note your discussion of the ratio of debt to EBITDA, as defined in the
                agreements. In future filings, please consider quantifying not only the maximum
                permitted under your debt covenant, but also what the actual ratio was at the most
                recent year-end to provide your investors with better insight into the likelihood of
                defaulting under this covenant.

        •   We read that the indentures governing some of your long-term debt contain cross-
                acceleration provisions. Please consider specifying which notes or debentures
                contain these cross-acceleration provisions and which notes or debentures would
                be impacted by these cross-acceleration provisions to provide your investors with
                additional context around these provisions.

Controls and Procedures, page 43

Evaluation of Disclosure Controls and Procedures, page 43

6.   We note that your evaluation "as to the effectiveness, design and operation of [your]
        disclosure controls and procedures … considered the various processes carried out under
        the direction of [your] disclosure committee in an effort to ensure that information
        required to be disclosed [in your SEC reports] is accurate, complete and timely." Please

revise the conclusion of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures to encompass the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e), or simply state, if true, that such officers concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

Exhibit Index, page 47

7.   Please file complete copies of your material contracts filed as exhibits to your Form 10-K, including all exhibits, attachments and schedules to these agreements. For example, we note that you have not filed the exhibits to your credit agreement listed as Exhibit 10.A in your exhibit index.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director